UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated March 13, 2014, announcing the Company's results for the fourth quarter and year ended December 31, 2013.

This Report on Form 6-K, and the exhibit hereto, except for the section entitled "Management Commentary," are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-192517), declared effective by the Securities and Exchange Commission on January 8, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: March 14, 2014	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

PARAGON SHIPPING INC. REPORTS FOURTH QUARTER AND YEAR ENDED
DECEMBER 31, 2013 RESULTS

•	Net revenue of $15.6 million in the fourth quarter of 2013, up 20.3% year over year
•	Adjusted EBITDA of $4.7 million in the fourth quarter of 2013, up 6.6% year over year
•	Adjusted net loss of $1.8 million, or $0.10 per common share in the fourth quarter of 2013
•	Cancelled one 4,800 TEU containership newbuilding and reduced the contract price on the one remaining containership
•	Purchased two additional Eco-Design Ultramax newbuilding drybulk carriers, bringing the total to four
•	Secured financing for two Ultramax newbuilding drybulk carriers (Hull no. DY152 and Hull no. DY153)

ATHENS, Greece, March 13, 2014 - Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon Shipping" or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the fourth quarter and year ended December 31, 2013.

Financial Highlights
(Expressed in thousands of United States Dollars, except for vessel data, TCE and share data)

	Quarter Ended December 31, 2012	Quarter Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013
Average number of vessels	12.0	13.0	11.2	12.9
Time charter equivalent rate (TCE) (1)	10,563	11,804	11,923	10,729
Net Revenue	12,945	15,571	50,301	56,257
EBITDA (1)	6,858	556	7,577	7,873
Adjusted EBITDA (1)	4,409	4,698	24,169	19,657
Net Income / (Loss)	329	(5,960)	(17,557)	(16,953)
Adjusted Net Loss (1)	(2,120)	(1,818)	(965)	(5,169)
Earnings / (Loss) per common share basic and diluted	0.05	(0.34)	(2.84)	(1.31)
Adjusted Loss per common share basic and diluted (1)	(0.33)	(0.10)	(0.16)	(0.40)

(1)
Please see the table at the back of this release for a reconciliation of TCE to Charter Revenue, EBITDA and Adjusted EBITDA to Net Income / (Loss), Adjusted Net Income / (Loss) to Net Income / (Loss) and Adjusted Earnings / (Loss) per common share to Earnings / (Loss) per common share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "During the fourth quarter of 2013, we experienced a significant improvement in the time charter market, which boosted our revenues year over year and helped improve our EBITDA and earnings on an adjusted basis."

Mr. Bodouroglou continued, "In 2013, we capitalized on the foundation we set at the end of 2012 and continued to execute on our growth strategy. During 2013, we increased and modernized our fleet with the delivery of one Handysize drybulk vessel, the M/V Priceless Seas, and the purchase of four new Eco-Design Ultramax newbuildings. We transitioned our fleet employment strategy away from medium and long-term time charters to the spot market and short-term contracts, in order to take advantage of the expected improvement in time charter rates in 2014. We also secured financing for our newbuilding vessels that are expected to be delivered in 2014. So far, 2014 has continued to be rather active with respect to our fleet growth. In January 2014, we took delivery of our fourth Handysize drybulk vessel, the M/V Proud Seas. In addition, following the completion of our public offering of 6,785,000 common shares in February 2014, we signed shipbuilding contracts for Eco-Design Kamsarmax newbuildings that increased our current newbuilding program to eight vessels with scheduled deliveries between the second quarter of 2014 and the fourth quarter of 2015."

Mr. Bodouroglou concluded, "Our mission is to continue to position the Company for growth in order to take advantage of what we expect to be a stronger drybulk market in the coming years, which in turn should create additional value for our shareholders."

Fourth Quarter 2013 Financial Results

Gross charter revenue for the fourth quarter of 2013 was $16.5 million, compared to $13.7 million for the fourth quarter of 2012, an increase of 20.7% year over year. The Company reported a net loss of $6.0 million, or $0.34 per basic and diluted share, for the fourth quarter of 2013, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 17,162,948 and reflecting the impact of the non-cash items discussed below. For the fourth quarter of 2012, the Company reported net income of $0.3 million, or $0.05 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 6,354,014.

Excluding all non-cash items described below, the adjusted net loss for the fourth quarter of 2013 was $1.8 million, or $0.10 per basic and diluted share, compared to adjusted net loss of $2.1 million, or $0.33 per basic and diluted share, for the fourth quarter of 2012.

EBITDA for the fourth quarter of 2013 was $0.6 million, compared to $6.9 million for the fourth quarter of 2012. EBITDA for the fourth quarter of 2013 was calculated by adding the net loss of $6.0 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $6.5 million. Adjusted EBITDA, excluding all non-cash items described below, was $4.7 million for the fourth quarter of 2013, compared to $4.4 million for the fourth quarter of 2012.

The Company operated an average of 13.0 vessels during the fourth quarter of 2013, earning an average TCE rate of $11,804 per day, compared to an average of 12.0 vessels during the fourth quarter of 2012, earning an average TCE rate of $10,563 per day.

Total adjusted operating expenses for the fourth quarter of 2013 equaled $9.9 million, or approximately $8,301 per vessel per day, which included vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and excluded share-based compensation for the period of $0.3 million. For the fourth quarter of 2012, total adjusted operating expenses were $7.4 million, or approximately $6,663 per vessel per day, which included the items mentioned above, and excluded share-based compensation of $0.1 million.

Following the cancellation of one of the two 4,800 TEU containership newbuildings, the Company recorded a loss from contract cancellation of $0.6 million in the fourth quarter of 2013, of which $0.2 million related to capitalized expenses incurred in prior fiscal years.

As of December 31, 2013, the Company owned approximately 13.6% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships is accounted for under the equity method and is separately reflected on the Company's unaudited condensed consolidated balance sheets. Based on the unaudited financial statements reported by Box Ships on March 11, 2014, for the fourth quarter of 2013, the Company recorded income of $0.3 million, representing its share of Box Ships' net income for the period, compared to $0.4 million for the fourth quarter of 2012. In the fourth quarter of 2013, we received a cash amount of $0.2 million, representing dividend distributions from Box Ships, compared to $0.8 million received in the fourth quarter of 2012.

As of December 31, 2013, the difference between the fair value and the book value of the Company's investment in Box Ships was considered to be other than temporary and therefore the investment was impaired and the Company recorded a non-cash loss of $2.8 million.

As of December 31, 2013, the change in the fair value of the 65,896 shares of Korea Line Corporation ("KLC"), which the Company received as part of the settlement agreement entered into with KLC in September 2011 and pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court on March 28, 2013, was considered as other than temporary, and therefore the Company recorded a non-cash loss of $1.0 million in the fourth quarter of 2013.

Fourth Quarter 2013 Non-cash Items
The Company's results for the three months ended December 31, 2013 included the following non-cash items:

▪	Write off of capitalized expenses from contract cancellation of $0.2 million, or $0.01 per basic and diluted share.
▪	Loss on marketable securities of $1.0 million, or $0.05 per basic and diluted share.
▪	Loss on investment in affiliate of $2.8 million, or $0.17 per basic and diluted share.
▪	An unrealized gain on interest rate swaps of $0.2 million, or $0.01 per basic and diluted share.
▪
Non-cash expenses of $0.3 million, or $0.02 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.

In the aggregate, these non-cash items decreased the Company's earnings by $4.1 million, which represents a $0.24 decrease in earnings per basic and diluted share, for the three months ended December 31, 2013.

Year ended December 31, 2013 Financial Results
Gross charter revenue for the year ended December 31, 2013 was $59.5 million, compared to $53.2 million for the year ended December 31, 2012. The Company reported a net loss of $17.0 million, or $1.31 per basic and diluted share, for the year ended December 31, 2013, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 12,639,128 and reflecting the impact of the non-cash items discussed below. For the year ended December 31, 2012, the Company reported a net loss of $17.6 million, or $2.84 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 6,035,910.

Excluding all non-cash items described below, the adjusted net loss for the year ended December 31, 2013 was $5.2 million, or $0.40 per basic and diluted share, compared to adjusted net loss of $1.0 million, or $0.16 per basic and diluted share, for the year ended December 31, 2012.

EBITDA for the year ended December 31, 2013 was $7.9 million, compared to $7.6 million for the year ended December 31, 2012. EBITDA for the year ended December 31, 2013 was calculated by adding the net loss of $17.0 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $24.8 million. Adjusted EBITDA, excluding all non-cash items described below, was $19.7 million for the year ended December 31, 2013, compared to $24.2 million for the year ended December 31, 2012.

The Company operated an average of 12.9 vessels during the year ended December 31, 2013, earning an average TCE rate of $10,729 per day, compared to an average of 11.2 vessels during the year ended December 31, 2012, earning an average TCE rate of $11,923 per day.

Total adjusted operating expenses for the year ended December 31, 2013 equaled $37.2 million, or approximately $7,895 per vessel per day, which included vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and excluded share-based compensation for the period of $1.9 million. For the year ended December 31, 2012, total adjusted operating expenses were $28.3 million, or approximately $6,896 per vessel per day, which included the items mentioned above, and excluded share-based compensation of $2.5 million.

For the year ended December 31, 2013, the Company recorded a $2.3 million gain from vessel early redelivery, mainly representing the total cash compensation, net of commissions, received due to the early termination of the M/V Coral Seas and M/V Deep Seas time charter agreements with Morgan Stanley Capital Group Inc.

Following the cancellation of one of the two 4,800 TEU containership newbuildings, the Company recorded a loss from contract cancellation of $0.6 million in 2013, of which $0.2 million related to capitalized expenses incurred in prior fiscal years.

Based on the unaudited financial statements reported by Box Ships on March 11, 2014, for the year ended December 31, 2013, the Company recorded income of $1.7 million, representing its share of Box Ships' net income for the period, compared to $2.0 million for the year ended December 31, 2012. In the year ended December 31, 2013, we received a cash amount of $1.8 million, representing dividend distributions from Box Ships, compared to $3.7 million received in the year ended December 31, 2012.

In the year ended December 31, 2013, the Company recorded a non-cash loss of $0.4 million relating to the dilution effect from the Company's non-participation in the public offering by Box Ships of 4,000,000 of Box Ships' common shares, which was completed on March 18, 2013. In addition, as of September 30, 2013 and December 31, 2013, the difference between the fair value and the book value of the Company's investment in Box Ships was considered to be other than temporary and therefore the investment was impaired and the Company recorded a non-cash loss of $5.4 million and $2.8 million, respectively. Both items are included in "Loss on investment in affiliate" in the unaudited condensed consolidated statements of comprehensive loss at the end of this release.

Pursuant to the amended KLC rehabilitation plan, in the year ended December 31, 2013, the Company recorded a gain from marketable securities of $3.1 million, representing the fair value of 58,483 additional KLC shares issued to the Company, based on the closing price of KLC shares as of May 9, 2013, the date of issuance. As of September 30, 2013 and December 31, 2013, the change in the fair value of the 65,896 shares of KLC owned by the Company was considered as other than temporary, and therefore the Company recorded a non-cash loss that in the aggregate amounted to $1.9 million in 2013.

Year ended December 31, 2013 Non-cash Items
The Company's results for the year ended December 31, 2013 included the following non-cash items:

▪	Write off of capitalized expenses from contract cancellation of $0.2 million, or $0.02 per basic and diluted share.
▪	Loss on marketable securities of $1.9 million, or $0.15 per basic and diluted share.
▪	Loss on investment in affiliate of $8.6 million, or $0.66 per basic and diluted share.
▪	An unrealized gain on interest rate swaps of $0.8 million, or $0.06 per basic and diluted share.
▪
Non-cash expenses of $1.9 million, or $0.14 per basic and diluted share, relating to share based compensation to the management company amounting to $1.1 million and to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees amounting to $0.8 million.

In the aggregate, these non-cash items decreased the Company's earnings by $11.8 million, which represents a $0.91 decrease in earnings per basic and diluted share, for the year ended December 31, 2013.

Cash Flows
For the year ended December 31, 2013, the Company generated net cash from operating activities of $4.6 million, compared to $13.4 million for the year ended December 31, 2012. For the year ended December 31, 2013, net cash used in investing activities was $6.4 million and net cash from financing activities was $15.5 million. For the year ended December 31, 2012, net cash used in investing activities was $15.7 million and net cash from financing activities was $5.4 million.

Time Charter Coverage Update
Pursuant to our chartering strategy, we will continue to employ our vessels on short-term time charters or voyage charters, which generally last for periods of ten days to four months, to be in a position to take advantage of any further strengthening of the spot market as the charter market continues to improve.

Assuming all charter counterparties fully perform under the terms of the charters, based on the earliest redelivery dates and including our newbuilding vessels, we have secured employment for 6% of our fleet capacity for the remainder of 2014.

Follow-On Public Offering
On February 18, 2014, the Company completed a public offering of 6,785,000 of its Class A common shares at $6.25 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 885,000 additional common shares. The gross proceeds from the offering before the underwriting discounts and commissions amounted to approximately $42.4 million (including $5.5 million from the exercise of the over-allotment option). The net proceeds from the offering, after the underwriting discounts and commissions and estimated offering expenses payable by us, amounted to $39.7 million.

Newbuilding Program Update
In December 2013, the Company agreed to acquire shipbuilding contracts for two additional Ultramax newbuilding drybulk carriers. The Ultramax newbuildings are sister ships to the two Ultramax newbuildings the Company previously acquired, have a carrying capacity of 63,500 dwt each and are currently under construction at Yangzhou Dayang Shipbuilding Co. Ltd., member of Sinopacific Shipbuilding Group, with scheduled deliveries in the second quarter of 2015. The total consideration for these two Ultramax newbuildings amounted to $56.5 million.

The Company also entered into an agreement with Zhejiang Ouhua Shipbuilding, a Chinese shipyard, to cancel one of its two 4,800 TEU containership newbuilding contracts at no cost to the Company, to transfer the deposit to the remaining vessel and to reduce its contract price from the original $57.5 million to $55.0 million. The balance of the contract price is due upon the delivery of the vessel in the second quarter of 2014 and is expected to be financed through the loan facility with China Development Bank ("CDB"), subject to certain closing conditions. The Company is currently in discussions with CDB to amend the terms of the credit facility to reflect the cancellation of one of its two 4,800 TEU containership newbuilding contracts.

On January 7, 2014, the Company took delivery of its fourth Handysize drybulk vessel; the M/V Proud Seas. In January 2014, an amount of $21.6 million was paid to the shipyard representing the final installment of the respective vessel, which was financed from the syndicated secured loan facility led by Nordea Bank Finland Plc.

In March 2014, the Company signed shipbuilding contracts for three Kamsarmax newbuilding drybulk carriers. These Eco-Design Kamsarmax newbuildings have a carrying capacity of 81,800 dwt each and will be built at Jiangsu Yangzijiang Shipbuilding Co. Two of the newbuildings are scheduled to be delivered in the second quarter of 2015 and one is scheduled to be delivered in the fourth quarter of 2015. The total consideration for these three newbuilding contracts is $91.7 million.

Financing Update
In December 2013, the Company entered into a commitment with HSH Nordbank AG ("HSH"), subject to the execution of definitive documentation, for a $47.0 million senior secured post-delivery term loan facility, for the refinancing of the M/V Friendly Seas and the partial financing of the first two Ultramax newbuilding drybulk carriers, the Hull no. DY152 and the Hull no. DY153. For M/V Friendly Seas, HSH agreed to finance the lower of $12.6 million or 60% of the vessel's market value upon the respective drawdown date. For each of the two Ultramax vessels, HSH agreed to finance the lower of $17.2 million or 65% of the vessels' market value upon their delivery.

On January 20, 2014, the Company agreed with Unicredit Bank AG to extend the existing waiver relating to the EBITDA coverage ratio covenant contained in the respective loan facility until January 1, 2015.

Conference Call and Webcast details
The Company's management team will host a conference call to discuss its fourth quarter and year ended December 31, 2013 results on March 14, 2014 at 9:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-300-8521 (USA) or +1-412-317-6026 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 10042306.

Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact Allen & Caron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping's current fleet consists of fourteen drybulk vessels with a total carrying capacity of 853,699 dwt. In addition, Paragon Shipping's current newbuilding program consists of two Ultramax drybulk carriers and one 4,800 TEU containership that are scheduled to be delivered in 2014, as well as two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its containership under construction. For more information, visit: www.paragonship.com. The information contained on the Paragon Shipping's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
Robert Perri, CFA
Chief Financial Officer
ir@paragonshipping.gr

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of March 13, 2014.

Operating Drybulk Fleet
Name	Type / No. of Vessels	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Proud Seas	Handysize	37,227	2014
Total Handysize	4	148,927
Grand Total	14	853,699

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type / No. of Vessels	Dwt	Expected Delivery
Ultramax
Hull no. DY152	Ultramax	63,500	Q2 2014
Hull no. DY153	Ultramax	63,500	Q3 2014
Hull no. DY4050	Ultramax	63,500	Q2 2015
Hull no. DY4052	Ultramax	63,500	Q2 2015
Total Ultramax	4	254,000
Kamsarmax
Hull no. YZJ1144	Kamsarmax	81,800	Q2 2015
Hull no. YZJ1145	Kamsarmax	81,800	Q2 2015
Hull no. YZJ1142	Kamsarmax	81,800	Q4 2015
Total Kamsarmax	3	245,400
Grand Total	7	499,400

Containership Fleet

The following table represents the containership newbuilding vessel that we have agreed to acquire as of March 13, 2014.

Containership Newbuilding that we have agreed to acquire
Hull no.	TEU	Dwt	Expected Delivery
Box King (1)	4,800	56,500	Q2 2014
Total	4,800	56,500

(1) The Company has granted to Box Ships an option to purchase.

Summary Fleet Data
(Expressed in United States Dollars where applicable)
	Quarter Ended December 31, 2012	Quarter Ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2013
FLEET DATA
Average number of vessels (1)	12.0	13.0	11.2	12.9
Calendar days for fleet (2)	1,104	1,196	4,099	4,717
Available days for fleet (3)	1,104	1,196	4,099	4,652
Operating days for fleet (4)	1,083	1,180	4,063	4,622
Fleet utilization (5)	98.1%	98.7%	99.1%	99.4%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	10,563	11,804	11,923	10,729
Vessel operating expenses (7)	4,328	4,185	4,588	4,401
Dry-docking expenses (8)	-	-	-	360
Management fees - related party adjusted (9)	1,001	1,049	999	1,023
General and administrative expenses adjusted (10)	1,334	3,067	1,309	2,111
Total vessel operating expenses adjusted (11)	6,663	8,301	6,896	7,895

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.

(2)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(3)	Available days for the fleet are the total calendar days for the relevant period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys.
(4)
Operating days for the fleet are the total available days for the relevant period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days.

(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)
Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(9)
Daily management fees - related party adjusted are calculated by dividing management fees - related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.

(10)
Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.

(11)
Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in thousands of United States Dollars where applicable, except for TCE)
	Quarter Ended December 31, 2012	Quarter Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013
Charter Revenue	13,682	16,509	53,219	59,531
Commissions	(737)	(938)	(2,918)	(3,274)
Voyage Expenses, net	(1,505)	(1,642)	(1,856)	(6,669)
Net Revenue, net of voyage expenses	11,440	13,929	48,445	49,588
Total operating days	1,083	1,180	4,063	4,622
Time Charter Equivalent	10,563	11,804	11,923	10,729

Condensed Cash Flow Information (Unaudited)
(Expressed in thousands of United States Dollars)
	Year Ended December 31, 2012	Year Ended December 31, 2013
Cash and Cash Equivalents, beginning of period	14,564	17,677
Cash generated from / (used in):
Operating Activities	13,377	4,564
Investing Activities	(15,702)	(6,442)
Financing Activities	5,438	15,503
Net increase in Cash and Cash Equivalents	3,113	13,625
Cash and Cash Equivalents, end of period	17,677	31,302

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA and Adjusted EBITDA Reconciliation (1)
(Expressed in thousands of United States Dollars)
	Quarter Ended December 31, 2012	Quarter Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013
Net Income / (Loss)	329	(5,960)	(17,557)	(16,953)
Plus Net interest expense, including interest expense from interest rate swaps	2,454	2,213	8,748	7,839
Plus Depreciation	4,075	4,303	16,386	16,987
EBITDA	6,858	556	7,577	7,873
Adjusted EBITDA Reconciliation
Net Income / (Loss)	329	(5,960)	(17,557)	(16,953)
Write off of capitalized expenses from contract cancellation	-	233	-	233
Loss on marketable securities	-	959	980	1,911
Gain from debt extinguishment	(1,893)	-	(1,893)	-
Loss on investment in affiliate	-	2,852	16,985	8,620
Unrealized gain on interest rate swaps	(692)	(175)	(2,017)	(835)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	136	273	2,537	1,855
Adjusted Net Loss	(2,120)	(1,818)	(965)	(5,169)
Plus Net interest expense, including interest expense from swaps	2,454	2,213	8,748	7,839
Plus Depreciation	4,075	4,303	16,386	16,987
Adjusted EBITDA	4,409	4,698	24,169	19,657

(1)
The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the Adjusted Net Income / (Loss) and the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation
(Expressed in thousands of United States Dollars - except for shares and share data)
U.S. GAAP Financial Information	Quarter Ended December 31, 2012	Quarter Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013
Net Income / (Loss)	329	(5,960)	(17,557)	(16,953)
Net Income / (Loss) attributable to non-vested share awards	6	(123)	(444)	(352)
Net Income / (Loss) available to common shareholders	323	(5,837)	(17,113)	(16,601)
Weighted average number of common shares basic and diluted	6,354,014	17,162,948	6,035,910	12,639,128
Earnings / (Loss) per common share basic and diluted	0.05	(0.34)	(2.84)	(1.31)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Income / (Loss)	329	(5,960)	(17,557)	(16,953)
Write off of capitalized expenses from contract cancellation	-	233	-	233
Loss on marketable securities	-	959	980	1,911
Gain from debt extinguishment	(1,893)	-	(1,893)	-
Loss on investment in affiliates	-	2,852	16,985	8,620
Unrealized gain on interest rate swaps	(692)	(175)	(2,017)	(835)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	136	273	2,537	1,855
Adjusted Net Loss (1)	(2,120)	(1,818)	(965)	(5,169)
Adjusted Net Loss attributable to non-vested share awards	(38)	(37)	(24)	(108)
Adjusted Net Loss available to common shareholders	(2,082)	(1,781)	(941)	(5,061)
Weighted average number of common shares basic and diluted	6,354,014	17,162,948	6,035,910	12,639,128
Adjusted Loss per common share basic and diluted (1)	(0.33)	(0.10)	(0.16)	(0.40)

(1)
Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2012 and December 31, 2013
(Expressed in thousands of United States Dollars)
	December 31, 2012	December 31, 2013
Assets

Cash and restricted cash (current and non-current)	27,687	41,312
Vessels, net	298,376	306,136
Advances for vessels under construction	49,593	45,209
Other fixed assets, net	498	596
Investment in affiliate	19,988	11,309
Loan to affiliate	14,000	-
Other assets	9,833	14,984

Total Assets	419,975	419,546

Liabilities and Shareholders' Equity

Total debt	195,542	180,115
Total other liabilities	8,912	6,780
Total shareholders' equity	215,521	232,651

Total Liabilities and Shareholders' Equity	419,975	419,546

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the three months ended December 31, 2012 and 2013
(Expressed in thousands of United States Dollars - except for shares and share data)

	Three Months Ended	Three Months Ended
	December 31, 2012	December 31, 2013
Revenue
Charter revenue	13,682	16,509
Commissions	(737)	(938)
Net Revenue	12,945	15,571
Expenses / (Income)
Voyage expenses, net	1,505	1,642
Vessels operating expenses	4,778	5,005
Management fees - related party	1,105	1,254
Depreciation	4,075	4,303
General and administrative expenses	1,608	3,940
Bad debt provisions	125	(69)
Loss from contract cancellation	-	569
Loss from marketable securities, net	-	959
Other income	(47)	(638)
Operating Loss	(204)	(1,394)
Other Income / (Expenses)
Interest and finance costs	(1,946)	(2,022)
Gain / (loss) on derivatives, net	13	(41)
Interest income	171	24
Equity in net income of affiliate	398	342
Gain from debt extinguishment	1,893	-
Loss on investment in affiliate	-	(2,852)
Foreign currency gain / (loss)	4	(17)
Total Other Income / (Expenses), net	533	(4,566)
Net Income / (Loss)	329	(5,960)

Other Comprehensive Income / (Loss)
Unrealized gain / (loss) on cash flow hedges	10	(61)
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	75	79
Equity in other comprehensive loss of affiliate	(107)	-
Unrealized gain / (loss) on change in fair value of marketable securities	153	(959)
Transfer of impairment of marketable securities to "Loss from marketable securities, net"	-	959
Total Other Comprehensive Income	131	18

Comprehensive Income / (Loss)	460	(5,942)

Earnings / (Loss) per Class A common share, basic and diluted	$0.05	$(0.34)
Weighted average number of Class A common shares, basic and diluted	6,354,014	17,162,948

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2012 and 2013
(Expressed in thousands of United States Dollars - except for shares and share data)

	Year Ended	Year Ended
	December 31, 2012	December 31, 2013
Revenue
Charter revenue	53,219	59,531
Commissions	(2,918)	(3,274)
Net Revenue	50,301	56,257
Expenses / (Income)
Voyage expenses, net	1,856	6,669
Vessels operating expenses	18,808	20,759
Dry-docking expenses	-	1,698
Management fees - related party	4,095	5,874
Depreciation	16,386	16,987
General and administrative expenses	7,902	10,764
Bad debt provisions	125	-
Gain from vessel early redelivery	-	(2,268)
Loss from contract cancellation	-	569
Gain from marketable securities, net	(414)	(1,202)
Other income	(751)	(638)
Operating Income / (Loss)	2,294	(2,955)
Other Income / (Expenses)
Interest and finance costs	(6,745)	(7,440)
Loss on derivatives, net	(714)	(95)
Interest income	729	531
Equity in net income of affiliate	1,987	1,652
Gain from debt extinguishment	1,893	-
Loss on investment in affiliate	(16,985)	(8,620)
Foreign currency loss	(16)	(26)
Total Other Expenses, net	(19,851)	(13,998)
Net Loss	(17,557)	(16,953)

Other Comprehensive Income / (Loss)
Unrealized (loss) / gain on cash flow hedges	(848)	131
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	175	312
Equity in other comprehensive (loss) / income of affiliate	(107)	77
Unrealized loss on change in fair value of marketable securities	(827)	(2,064)
Transfer of impairment of marketable securities to "Gain from marketable securities, net"	980	1,911
Total Other Comprehensive (Loss) / Income	(627)	367

Comprehensive Loss	(18,184)	(16,586)

Loss per Class A common share, basic and diluted (1)	$(2.84)	$(1.31)
Weighted average number of Class A common shares, basic and diluted (1)	6,035,910	12,639,128